Exhibit (a)(5)(I)
IN THE CIRCUIT COURT OF THE ELEVENTH JUDICIAL CIRCUIT
IN AND FOR MIAMI-DADE COUNTY, FLORIDA

DAVID NOVEN, on behalf of himself and all	X	Case No. 09-55413 CA20
others similarly situated,	¦	[STAMP] ORIGINAL FILED JUL 24 2009 HARVEY RUVIN CLERK
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Plaintiff,	¦
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vs.	¦
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WAYNE P. YETTER, PETER BRANDT, JOHN G. CLARKSON, DONALD A. DENKHAUS, PHILLIP M. SATOW, ROBERT G. SAVAGE, PEDRO P. GRANADILLO, FRANCOIS NADER, NOVEN PHARMACEUTICALS, INC., and HISAMITSU PHARMACEUTICAL COMPANY, INC.,	¦
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	¦	CLASS REPRESENTATION
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	¦	DEMAND FOR JURY TRIAL
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Defendants.	X

SHAREHOLDER’S CLASS ACTION COMPLAINT
     Plaintiff, David Noven, by his undersigned attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiff and his counsel or which are predicated upon, inter alia, a review of public filings made with the Securities and Exchange Commission (“SEC”), press releases and reports, and an investigation undertaken by plaintiff’s counsel. Plaintiff believes that further evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.
NATURE OF THE ACTION
     1. This is a class action on behalf of the public stockholders of Noven Pharmaceuticals, Inc. (“Noven” or the “Company”) seeking to enjoin certain actions of the defendants related to the proposed acquisition of Noven by Hisamitsu Pharmaceutical Company, Inc. (“Hisamitsu”). On or about July 14, 2009, Noven announced that the Company and Hisamitsu had entered into a definitive merger agreement for Hisamitsu to acquire Noven in an all cash tender offer for one hundred percent of the outstanding shares of Noven (the “Merger”). As described herein, the defendant directors of Noven have breached their fiduciary duties in connection with the proposed acquisition by Hisamitsu, by among other things, failing to maximize shareholder value.

JURISDICTION AND VENUE
     2. This Court has jurisdiction over each Defendant named herein because each Defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Florida so as to render the exercise of jurisdiction by the Florida courts permissible under traditional notions of fair play and substantial justice.
     3. Venue is proper in this Court because one or more of the Defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Noven’s shareholders occurred in this County, and Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.
THE PARTIES
     4. Plaintiff, David Noven, is the owner of common stock of Noven and has been the owner of such shares continuously since prior to the wrongs complained of herein.
     5. Defendant Noven is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 11960 South West 144th Street, Miami, Florida, 33186. The Company engages in the research, development, manufacture, licensing, marketing, and sale of prescription pharmaceutical products. Noven is and at all times relevant hereto was listed and traded on the NASDAQ under the symbol “NOVN”.
     6. Defendant Wayne P. Yetter (“Yetter”) is the non-executive Chairman of Noven and a director of the Company.
     7. Defendant Peter Brandt (“Brandt”) is the President and Chief Executive Officer of Noven and a director of the Company.

     8. Defendant John G. Clarkson (“Clarkson”) is a director of the Company and serves on the Company’s Compensation Committee and Nominating and Corporate Governance Committee.
     9. Defendant Donald A. Denkhaus (“Denkhaus”) is a director of the Company and serves on the Company’s Audit Committee.
     10. Defendant Phillip M. Satow (“Satow”) is a director of the Company.
     11. Defendant Robert G. Savage (“Savage”) is a director of the Company and serves on the Company’s Compensation Committee and Nominating and Corporate Governance Committee.
     12. Defendant Pedro P. Granadillo (“Granadillo”) is a director of the Company and serves on the Company’s Audit Committee and Compensation Committee.
     13. Defendant Francois Nader (“Nader”) is a director of the Company and serves on the Company’s Audit Committee.
     14. Defendant Hisamitsu is a Japanese company located in Saga, Japan, and specializes in the production of over-the-counter pharmaceutical products.
     15. The defendants referred to in paragraphs 4 through 11 are collectively referred to herein as the “Individual Defendants.”
     16. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Noven, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.
FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS
     17. Applicable law imposes on every corporate director the duty of acting in good faith, in a manner such director believes to be in the best interests of shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person.
     18. In any situation where the directors of a publicly traded company decide that it is in the shareholders’ interest to sell the company, the directors must take all steps reasonably required to maximize the value that shareholders receive. To diligently comply with this duty, the directors of a corporation may not take any action that:

          (a) adversely effects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; and/or
          (c) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.
     19. As described herein, the Individual Defendants have breached their fiduciary duties as they have agreed to sell Noven without attempting to maximize shareholder value.
CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action individually and as a class action, pursuant to Rule 1.220 of the Florida Rules of Civil Procedure, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants,
     21. This action is properly maintainable as a class action.
     22. The Class is so numerous that joinder of all members is impracticable. As of July 13, 2009, there were approximately 29.4 million shares of Noven common stock outstanding.
     23. There are questions of law and fact which are common to the Class including, inter alia, the following:
          (a) whether the defendants, by entering into an agreement for the Merger (the (“Merger Agreement”), have breached, or caused to be breached, fiduciary duties owed to plaintiff and the other members of the Class;
          (b) whether the Merger is grossly unfair to the Class; and
          (c) whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated.
     24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class.

Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants. Furthermore, separate adjudications with respect to individual members of the Class could as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     26. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
Background of the Merger
     27. In the first six months of 2009, Noven repeatedly extolled the success of its products and the viability of Noven as a long-term investment. On March, 2009, the Company announced its financial results for the quarter and year ended December 31, 2008 in which defendant Brandt stated, in pertinent part:
We believe our progress in 2008 — and our strategy and plans for Noven and Novogyne in the current year — position us to deliver improvement in revenues, profitability, and earnings per share in 2009, while continuing to invest in Mesafem and other developmental products that have the potential to meaningfully benefit patients and reward shareholders for the longer term.
     28. On May 7, 2009, Noven issued a press release announcing its financial results for the quarter ended March 31, 2009, in which Brandt again extolled the long-term investment opportunities at Noven. Brandt stated, in pertinent part;
As our financial results and business highlights suggest, Noven is off to a strong start in 2009, with progress in each of our main business areas.... More broadly, an improved gross margin, expense controls and other company initiatives permitted us to deliver an 83% increase in pre-tax income in the 2009 Quarter, while increasing our investment in research and development by 40%,” said Brandt. “In light of our first quarter performance and our expectations for gross margin and other aspects of our business, we are raising our guidance for 2009 earnings per share to $0.95 to $1.05 from our previous range of $0.85 to $0.95.
     29. On July 14, 2009, the same day as the Company announced the Merger, Noven also announced that a key product, Mesafem, had met study goals and was being expedited into the next phase of development.
The Merger With Hisamitsu
     30. On July 14, 2009, the Company announced the Merger and that Noven and Hisamitsu had entered into definitive merger agreement pursuant to which Hisamitsu has proposed to acquire Noven for total cash consideration of approximately $428 million, or $16.50 per share, in an all-cash tender offer for 100% of the outstanding shares of Noven. The Company announced that the acquisition was expected to be effectuated through a cash tender offer by a wholly-owned subsidiary of Hisamitsu for the outstanding shares of Noven. The tender offer, if successful, would be followed by the merger of the Hisamitsu subsidiary with and into Noven, with Noven surviving as a wholly-owned subsidiary of Hisamitsu.
     31. The $16.50 offer price represents just a 22% premium to the closing price of Noven’s common stock on July 13, 2009. Furthermore, the total cash consideration means Noven’s common stockholders will be deprived of the long-term value of Noven.
     32. The same day, the Company announced that the Merger Agreement had been unanimously approved by the boards of directors of both Noven and Hisamitsu and that the tender offer was expected to commence by July 28, 2009, and to last for 20 business days.
     33. Hisamitsu is currently the beneficial owner of 1,240,000 shares of Noven common stock, representing approximately 4.9% of shares outstanding.

     34. Defendant Brandt, commenting on the Merger, stated that the Merger would allow Noven to develop and commercialize products on a grander scale than if the Company remained as a separate entity.
     35. Following the announcement of the Merger, the trading price of Noven common stock immediately rose to a price of $16.84 on July 16, 2009.
     36. The merger consideration to be paid to Class members is unconscionable, unfair and grossly inadequate because, among other things, the price represents a mere 22% premium from Noven’s closing price the day before the announcement of the proposed transaction.
BREACH OF FIDUCIARY DUTIES
     37. By reason of their positions with Noven, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Noven, and especially the true value and expected increased future value of Noven and its assets, which they have not disclosed to Noven’s public stockholders.
     38. The proposed sale is wrongful, unfair and harmful to Noven’s public stockholders. As a result of defendants’ conduct, Noven’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value,
     39. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Noven, at the time the Merger was announced.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
     40. Plaintiff repeats and realleges each allegation set forth herein.
     41. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Noven.

     42. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Hisamitsu without regard to the fairness of the transaction to Noven’s shareholders.
     43. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Noven because, among other reasons:
     (a) they failed to properly value Noven and its various assets and operations;
     (b) they failed to take steps to maximize the value of Noven to its public shareholders.
     44. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties of loyalty, good faith and due care to plaintiff and the other members of the Class, have failed to adequately inform themselves about the true value of the Company and, by agreeing to the merger with Hisamitsu will unfairly deprive plaintiff and other members of the Class of the true value of their investment in Noven.
     45. Noven shareholders will, if the Merger is consummated, be deprived of the opportunity for substantial gains which the Company expects to realize.
     46. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Noven public stockholders.
     47. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Noven’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Noven common stock.
     48. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the proposed transaction which will exclude the Class from its fair proportionate share of Noven’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

     49. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
Claim For Aiding and Abetting Breaches of Fiduciary Duty
Against Noven and Hisamitsu
     50. Plaintiff incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.
     51. Defendants Noven and Hisamitsu aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Noven, including plaintiff and the members of the Class.
     52. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.
     53. Noven and Hisamitsu colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     54. Plaintiff and the members of the Class will be irreparably injured as a direct and proximate result of the aforementioned acts.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:
     (a) Declaring that this action is properly maintainable as a Class action;
     (b) Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     (c) Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Merger, unless and until the Company adopts and implements a procedure or process to obtain an agreement providing the best possible terms for shareholders;
     (d) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Noven’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Noven;
     (e) Rescinding, to the extent already implemented, the Merger or any of the terms thereof;
     (f) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     (g) Granting such other and further equitable relief as this Court may deem just and proper.

DATED: July 24, 2009	COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
JONATHAN M. STEIN
Florida Bar No. 009784
STUART A. DAVIDSON
Florida Bar No. 0084824
CULLIN A. O’BRIEN
Florida Bar No. 597341

/s/ Stuart A. Davidson

STUART A. DAVIDSON

120 E. Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

THE WEISER LAW FIRM, P.C.
PATRICIA C. WEISER
DEBRA S. GOODMAN
HENRY J. YOUNG
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: 610/225-2677
610/225-2678 (fax)

Attorneys for Plaintiff